VIA EDGAR

February 8, 2019

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Paul Fischer, Staff Attorney

Re:	Jacksam Corp Registration Statement on Form S-1
Amended and Filed on January 15, 2019
File no. 333-228422

Dear Mr. Fischer:

We write on behalf of Jacksam Corp (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated February 7, 2019 commenting on the Company’s Form Registration Statement on Form S-1 amended and filed January 15, 2019.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Registration Statement on Form S-1/A filed on January 15, 2019

Summary Compensation Table, page 44.

1. Please update your disclosures as of December 31, 2018

RESPONSE: We have revised the registration statement by updating the Summary Compensation Table found at pages 44 and 45 to reflect compensation as of December 31, 2018.

Plan of Distribution, page 50.

2. We note your response to prior Comment 12. Please revise to clarify how the determinations of daily volume and sales price will be made. Also, please add clarifying disclosure within this section of your prospectus similar to that found in the second paragraph of your response, addressing the Company’s ability to waive volume and price limits.

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RESPONSE: We have revised the registration statement as requested, at page 50.

Financial Statements

Note 2: Significant Accounting Policies

Revenue Recognition, page F-22

3. We note your response to prior comment 15 and disclosures here, and on page 24, regarding the adoption of ASC 606. Please tell us how you considered the disclosure guidance set forth in ASC 606-10-50 (e.g. explanations of your performance obligations, transaction price allocated to remaining performance obligations, significant judgments applied, determining the timing of satisfaction of each performance obligation, election of practical expedients, etc.).

RESPONSE: We have revised the registration statement as requested, at page F-22.

Note 7: Accrued Liabilities—Other, page F-29

4. We note your response to prior comment 16. Please revise your disclosures to better explain the facts and circumstances relation to the “Hua Hui” and “Redrock” liabilities, including that currently there appears to be no written agreements in place governing the terms of the loans, why current management determined the liabilities could not be extinguish in accordance with ASC 405-20-40, and whether or not, and why, you are accruing interest in accordance with the prior disclosed terms of the loans..

RESPONSE: We have revised the registration statement as requested, at page F-29.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 527-5277.

Sincerely,

BRYAN R. CLARK PC

Bryan Clark

Enclosure (Acknowledgment by the Company)

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JACKSAM CORP

30291 AVENIDA DE LAS BANDERAS, SUITE B

RANCHO SANTA MARGARITA, CA 92688

Via EDGAR

February 8, 2019

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Paul Fischer, Staff Attorney

Re:	Jacksam Corp Registration Statement on Form S-1/A
Filed on February 8, 2019
File no. 333-228422

Dear Mr. Fischer:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments relayed to our counsel, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jacksam Corp

/s/ Mark Adams
By:	Mark Adams

Chief Executive Officer

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